September 6, 2006

Mr. John Hartz

Sr. Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

Washington, DC 20549-7010

Re:

Moog Inc.

Form 10-K for the Fiscal Year Ended September 24, 2005

Filed December 7, 2005

File No. 1-05129

Dear Mr. Hartz:

            This letter is in response to the comments received by Moog Inc. ("Moog") from the Staff of the Securities and Exchange Commission (the "Commission") by letter dated June 29, 2006, relating to the above-referenced Annual Report on Form 10-K, File No. 1-05129 (the "Annual Report").

Executive Summary

            Thank you for your comments in the June 29,2006 letter and for taking the time to speak with Bob Banta and his staff on July 13, 2006.  At your suggestion, we have again reviewed our segments in accordance with SFAS 131.  After further consideration by Moog's management and consultation with our Ernst & Young engagement team including two partners from their National Office, we believe that Moog has five operating segments (as defined in SFAS 131). Prior to the acquisition of Curlin Medical in April of this year, we had four segments.  Even though Curlin is a small part of our overall financial picture, with reference to SFAS 131, we determined that Curlin was the foundation of a new Medical Devices Segment.  We also believe that Moog has the same five reportable segments (also in accordance with SFAS 131) and that these determinations result in financials that are properly stated in accordance with U.S. GAAP.

            In your June 29th letter and during our July 13th discussion, you noted that it appeared that our operating segments were at some level below our reportable segments.  After reconsidering all of the applicable aspects of SFAS 131, we believe that we have properly identified five operating segments.  These operating segments are

Aircraft, Space and Defense, Industrial, Components, and our newest segment, Medical Devices.  These five operating segments are the same as our reportable segments.  Our conclusions are based on the way our Company is organized, the way our business is operated, and the way that I, as CEO and Chief Operating Decision Maker, evaluate performance and allocate resources.  I will elaborate on these points further to provide a clearer description of how we run the business in support of the conclusions that we  have reached and with which Ernst and Young concurs.

Technical Accounting Analysis

Chief Operating Decision Maker (CODM)

            As it is written in SFAS 131 paragraph 12, "The term chief operating decision maker identifies a function, not necessarily a manager with a specific title.  That function is to allocate resources to and assess the performance of the segments of an enterprise.  Often the chief operating decision maker of an enterprise is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the enterprise's president, executive vice presidents, and others."

            Considering the above definition, we believe that I am the CODM. As CODM, my responsibilities include defining our corporate strategy, setting long-range goals, establishing policy, assessing the performance of my direct reports, and deciding how to allocate our company's financial resources.  Our Company is organized into five operating segments and each segment manager reports directly to me.  (Please refer to Exhibit A for our Organization Chart.) I am responsible for assessing operating segment performance and for allocating Company resources among the segments.

            Assessing Performance

            Assessing performance depends on understanding how well each operating segment is performing relative to expectations.  Each of our five segment managers has a unique set of operating challenges.  The markets, customers, supply chains, regulatory environments, and the technical product challenges are all unique.  I take these factors into consideration when evaluating operating segment and management performance. I review segment manager performance annually with our Board's Compensation Committee.

            Performance assessment is, of course, not simply an annual affair.  In order to appreciate each of our segment's significant activities and operating issues, I initiated, seventeen years ago, a quarterly review process. Each of our segment managers leads a business review presented to our corporate management team.  In these meetings, each operating segment is represented by the segment management staff.  These meetings have become an important part of our culture and an opportunity for each of us in the corporate staff to stay abreast of current events.  It is the responsibility of the segment manager to ensure that we have a comprehensive understanding of the story behind the numbers.  The content of these meetings typically includes an in-depth review of the most recent quarter's financial results, an outlook of what the near-term future looks like and a discussion of each segment's key business opportunities and challenges.  We discuss many matters in reasonable detail in these review meetings, but the focus is primarily on major programs and product lines, R&D projects and future business opportunities.  Although I'm acquainted with many program and product specifics, my evaluation of segment performance is based on how each segment's activities piece together.

            This may be an appropriate place to describe how we use the information provided in our Green Book that we've described in our previous letters.  It seems that the consolidating P&L that we prepare every quarter leads you to presume that we must have more than five reportable segments.  I think that it's important to understand how the structure of the statutory companies reported in the Green Book relates to the actual operation of the business.  Let me concentrate on our Industrial Segment since that's the one for which the Green Book provides the most granular financial detail.

            First, a little background.  In 1951, our Company was founded on the invention of an aerospace servovalve.  Eight years later, the leadership adapted the aerospace product for use in industrial applications.  When we began the establishment of our foreign subsidiaries, each of them tailored the basic servovalve product line for presentation to the local market.  Today, we operate the business differently.  We sell a wide range of servovalves tailored for various applications in each of ten major markets all around the globe.  As an example, injection-molding machinery is one of our target markets. We sell servovalves used in injection molding machines built by Netstal and Engel in Europe, Husky in Canada, Ube in Japan, and Haitian in China.  Over the years, through internal development and acquisition, we've extended our product offering to these machine manufacturers. Our product line now includes hydraulic pumps, hydraulic manifold systems, and electric motor drives.  The servovalves for all these customers are built in Boblingen, Germany. The pumps are built in Nuremberg, the manifold systems in Luxembourg, the electric motors in Bangalore.  The same product line is offered to all customers, regardless of geography, by a global sales network and each of the products is built in only one location.  We provide different sets of products to manufacturers of metal forming equipment, manufacturers of industrial gas turbines, builders of steel mills, manufacturers of test machines, builders of material handling equipment and robots.  In each of these major market areas, the same product line is offered worldwide, and, once again, each specific product is built in only one location.

            This is a completely different operating arrangement than what existed when our network of wholly owned subsidiaries was established in the mid '60's and '70's.  We continue to compile financial information using the results generated in each of our statutory companies and our accounting staff analyzes this information as part of our internal financial control procedures.  Seventeen years ago, there was a performance assessment of each of these companies and resources were allocated based on that performance.  Today, resources are allocated to each segment based on the overall performance of their global product lines. As a result, the Green Book schedules that interest me are the ones that describe sales and operating profit by segment and sales by program and market.  This key data, taken together with what we've learned in the quarterly business reviews, allows us to understand the performance of each segment, with the knowledge of sales trends by product line on a global basis and the market opportunities that are available.  Using all this information, we're able to compose the text for our quarterly conference calls and the MD&A section for our 10Q or 10K.  Bob Banta, our CFO, Don Fishback, our Controller, and our accounting staff use the Green Book as one of our analytical tools. Our staff performs additional analyses to ensure that our financial reports are properly stated prior to issuance and filing and to ensure that our disclosures are comprehensive.  The consolidating schedules presented in the Green Book reflect our legal entity consolidation.  Such discrete financial information is maintained only where it is required for statutory or tax reporting purposes. We do not manage our Company by assessing the performance of each statutory legal entity.  The preparation and review of these consolidating schedules is one aspect of our internal controls over financial reporting as performed by our corporate accounting function to ensure that our financial statements are correct.

            Our annual budgeting process is also organized on the basis of the operating segments.  The focus is on major markets, major programs, and R&D projects.  We, of course, prepare traditional segment level financial projections.

            Allocating Resources

            As I mentioned earlier, as CODM I am responsible for deciding on the allocation of our Company's financial resources.  An important part of the evolution of our Company over the past 17 years has been a transformation toward a "one-Company" mentality.  In my early experience with our Company, I witnessed an operating environment that encouraged each statutory legal entity to compete against its sister companies.  By the time I became CEO in 1988, it had become clear to me that this management approach was counterproductive.  As a result, we have evolved our culture to one that now focuses on what's good for each of the major segments and for the whole Company.  Intercompany transfer pricing used to consume an inordinate amount of management time. Today, it is a non-issue.  As segment managers, I have five very good business leaders.  Each of them is immersed in their respective operations and knows their business extremely well.  Each of them has the responsibility to manage their own resources. I am responsible for determining the allocation of resources among the segments.

            When I speak of resource allocation, I'm referring to how our company's financial resources are to be allocated.  The areas of investment that I spend my time on include major Capital Expenditures, major R&D initiatives, and all M&A opportunities.

            Major Capital Investments are generally associated with either growth or operating efficiency.  We might invest in an expansion of facilities due to growth or in new manufacturing equipment to generate operating efficiencies.  Let me describe an example.  As I mentioned, capital resources are allocated to each segment based on the overall performance of global product lines.   We've recently built a new facility in Luxembourg.  We chose to do this, not because of the financial performance of our company in Luxembourg, but because we regard the production of manifold systems (a Luxembourg specialty) to be a strategic imperative in our overall approach to the plastics machinery market.  This investment was proposed by Mr. Huckvale, our Industrial

Segment Manager.  I approved this resource allocation to the Industrial Segment as the Chief Operating Decision-Maker.

            For major R&D projects, the allocation determination is similar to that of major Capital Expenditures.  We have made many strategic investments in R&D over the years.  Some of these decisions would not have been obvious from a strictly financial viewpoint. Often we've made investments to strengthen our longer-term competitive position in a particular product line. In hindsight, many of our decisions have paid off handsomely for the respective segments.  These decisions on R&D spending are also made at the segment level after I gain an understanding of the nature of the major R&D initiative and its implications for the segment's longer-term operating margins.

            As a Company, Moog has only been an active acquirer since 1994.  Prior to that, we relied solely on organic growth.  Since 1994, more than half of our sales growth has come as a result of acquisitions.  Each of our segments has been an active participant in M&A.  In fact, two of today's five operating segments are the direct result of our acquisition strategy.  In fiscal 2004, our acquisition of the Poly-Scientific division of Litton Industries, a subsidiary of Northrop Grumman, resulted in the creation of our fourth segment, Components.  And the most recent acquisition of Curlin Medical in April 2006 has resulted in the creation of our fifth segment.  Each of these acquisitions was subjected to a SFAS 131 review at the time of acquisition.  Our CFO, Bob Banta, and I are directly engaged in the assessment of each acquisition transaction.  Further, our Board of Directors is well informed on each prospect.  Our management focus has evolved such that each of our segment managers considers M&A an important part of their longer-term growth strategy.  We look at each opportunity on a stand-alone basis to determine whether the investment is appropriate relative to the risks.  In most of our acquisitions, we have integrated the acquired business into our already existing operations.  In these circumstances, the identity of the acquired company has been lost.  As a Company, we believe that we have developed a strong competence in successfully integrating acquisitions.  With respect to M&A, I focus on what the acquisition will do not only for our consolidated financial results, but also for the segment that will be responsible for the integration.

            Moog's conclusion on CODM

            As a result of the above analysis, we believe that I am Moog's CODM.

Operating Segments per SFAS 131

Per FAS 131 paragraph 10, "An operating segment is a component of an enterprise:

a.    That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.    Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.    For which discrete financial information is available.

An operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues."

            Further, SFAS 131 paragraph 14 states, "Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.  The term segment manager identifies a function, not necessarily a manager with a specific title.  The chief operating decision maker also may be the segment manager for certain operating segments.  A single manager may be the segment manager for more than one operating segment.  If the characteristics in paragraph 10 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments."

            As you suggested in your June 29th letter and during our July 13th phone conversation, we have performed a more critical technical review of our operations.  As part of this review, we have specifically involved our Ernst & Young engagement team including consultation with two partners from their National Office.  It is Moog management's conclusion that we have properly identified five operating segments in accordance with SFAS 131 paragraph 10.  Ernst & Young concurs with our conclusion.

            In our analysis of SFAS 131, we believe that the statutory legal entities, whose financial results are shown in the consolidating schedules of our Green Book and made available to me as CODM, do not satisfy the requirements of SFAS 131 paragraph 10(b).  We have critically reviewed SFAS 131 paragraph 14 and the definition of a segment manager in conjunction with paragraph 10(b).  We believe we clearly have only five operating segment managers.  Each of these five segment managers reports directly to me and each maintains regular contact with me.  I do not have any other direct reports from our operations.

            With respect to SFAS 131 paragraph 10(b) which states that, "operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance", the focus that I have on the operating performance is at the segment level only.  I do not make performance evaluation decisions nor do I make resource allocation decisions at the statutory legal entity level or any other level below the operating segment.

            Our "one company" focus has resulted in significant integration of our respective operations within each segment.  At this point in their history, none of these companies could operate successfully as an independent entity.  Moreover, the development of a "one company" culture in our Industrial Segment has required a sustained effort over the last seventeen years.  Getting folks in Japan and China to believe that they are part of one coordinated organization that includes manufacturing facilities in Europe and the US, with a leadership staff based in the UK, has not been an easy task.  Mr. Huckvale, our Vice President and General Manager of our Industrial Segment, recently described the prospect of a forced fragmentation of the Industrial Segment into a number of operating groups as an "horrendous mistake."  We have also provided our

Board with status updates on our communications with the SEC on this matter.  Our outside directors have similarly expressed concern about revising our segment reporting in a way that would be inconsistent with how we manage our business and with our "one company" culture for this Industrial Segment.

            Summary

            In summary, our analysis in accordance with paragraph 10 of SFAS 131 has led us to conclude that we have five operating segments that are the same five reportable segments that we disclose.  As I've described, I have five direct reports who are responsible for managing each of our five operating segments.  These segment managers have an in-depth knowledge of their respective operations allowing them to manage their segment resources appropriately.  As CEO and CODM, I evaluate the performance of the segments based on how each segment's activities piece together.  I am also responsible for allocating resources among our five operating segments which is consistent with how our financial information is reported internally.  If you feel that our disclosure should otherwise be amplified, we'd be happy to discuss additional disclosure. We are regularly complimented by the research analyst community for providing what they describe as the most-detailed and most-understandable reporting of results of any of the companies that they follow.  But, we are always interested in suggestions for improvement.

As I mentioned in the Executive Summary, we have consulted extensively with Ernst & Young including partners in their National Office.  Please feel free to contact either Glen Schaffert, or Ken Marceron directly at 202-327-5852.

We look forward to your response.

Sincerely yours,

Robert T. Brady

Chairman and CEO

cc:  Nili Shah - SEC

Robert R. Banta, Moog CFO

Donald R. Fishback, Moog Controller

Michael Murray, E&Y Partner

Ken Marceron, E&Y Partner

Glen Schaffert, E&Y Partner

Attachment

Exhibit A

Moog Organization Chart

Robert T. Brady

Chairman of the Board & CEO

Operations (Reporting directly to Robert T. Brady)

•

Warren Johnson

Aircraft Group

VP & General Manager

•

Jay Hennig

Space and Defense Group

VP & General Manager

•

Larry Ball

Components Group

VP & General Manager

•

Steve Huckvale

Industrial Group

VP & General Manager

•

Marty Berardi

Medical Devices Group

VP & General Manager

Corporate Services (Reporting directly to Robert T. Brady)

•

Robert R. Banta

Executive VP &
Chief Financial Officer

•

Joe C. Green

Executive VP &
Chief Administrative Officer

•

Richard A. Aubrecht

Vice Chairman

VP Strategy & Technology

•

John Scannell

VP Contracts & Pricing